Mail Stop 3720

August 14, 2007

Via U.S. Mail and Fax (673-237-9287)

Mr. Carmen Ragusa, Jr.
Vice President of Finance and Administration
MDU Communications International, Inc.
60-D Commerce Way
Totowa, NJ 07512

> **RE:** **MDU Communications International, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed January 2, 2007**
> **File No. 000-26053**

Dear Mr. Ragusa:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 16-17

1.   We note your discussion of EBITDA, a non-GAAP measure, and your reconciliation of EBITDA to net loss in MD&A. In this regard, please address the following comments.

   a. We note your definition of EBITDA as "removal from net loss of – in the Company's case – interest, depreciation, amortization and non cash charges related to its warrants and stock options" However, we also note your adding back of "provision for doubtful accounts" and "provision for inventory reserve" in the EBITDA to net loss reconciliation. Please re-define your EBITDA and re-label it as "EBITDA, as adjusted", to properly reflect the reconciling items you added back in the reconciliation. We refer you to Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

   b. Advise us and disclose how your non-GAAP measure is useful to investors. Refer to Item 10(e) of Regulation S-K.

Financial Statements and Notes

2.   We note from the "Recent Sales of Unregistered Securities" section on page 14 that you issued warrants to lenders and advisors on September 11, 2006. We also note that the warrants are subject to a Registration Rights Agreement that provides for demand registration within one hundred thirty five days and a four (4%) percent penalty if not effective within that time period and that thereafter, the penalty accrues at two (2%) percent per thirty days until effective registration or one year, whichever is earlier. Tell us how you accounted for the penalties, if any, in the financial statements. If not, please explain. Refer to EITF 05-04.

Consolidated Balance Sheets, page 29

3.   We note your presentation of current portion of deferred revenue of $597,356 and deferred revenues, net of current portion of $251,522 for the year ended September 30, 2006. With a view towards clarifying your disclosures, explain to us the nature of these deferred revenues.

Segment Financial Information

4.   We note from Note 1 on page 34 that you consider your operations to be in one industry segment. In light of your different revenue sources such as Private Cable Programming and DTH Programming, it appears you may have more than one operating segment. Please advise us and, if so, identify for us your operating segments. Also, if applicable, explain to us how you satisfy the aggregation criteria in paragraph 17 of SFAS 131.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director